Exhibit 99.5

Case 1:21-cv-08147-UA Document 1    Filed 10/01/21    Page 1 of 16

UNITED STATES DISTRICT COURT SOUTHERN DISTRICT OF NEW YORK
:
JORDAN WILSON,	:
	:	Case No.
Plaintiff,	:
:
v.	:	COMPLAINT FOR VIOLATIONS OF
	:	THE FEDERAL SECURITIES LAWS
CAPSTEAD MORTGAGE CORPORATION,	:
PAT AUGUSTINE, JACK BIEGLER,	:
MICHELLE P. GOOLSBY, GARY KEISER,	:	JURY TRIAL DEMANDED
CHRISTOPHER W. MAHOWALD,	:
MICHAEL G. O’NEIL, PHILLIP A.	:
REINSCH, and MARK S. WHITING,	:
:
Defendants.	:
:
:
:

Plaintiff Jordan Wilson (“Plaintiff”), by and through his undersigned counsel, for his complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE AND SUMMARY OF THE ACTION

1. This action is brought by Plaintiff against Capstead Mortgage Corporation (“Capstead” or the “Company”) and the members of Capstead’s Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(a), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14a-9, 17 C.F.R. § 240.14a-9, and to enjoin the vote on a proposed transaction, pursuant to which Capstead will be acquired by Benefit Street Partners Realty Trust, Inc. (“BSPRT”) through BSPRT’s subsidiary Rodeo Sub I, LLC (“Merger Sub”) (the “Proposed Transaction”).

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2. On July 26, 2021, BSPRT and Capstead issued a joint press release announcing that they had entered into an Agreement and Plan of Merger dated July 25, 2021 (as amended on July 23, 2021, the “Merger Agreement”). Under the terms of the Merger Agreement, each Capstead shareholder will receive:

•

From BSPRT, (A) a number of shares of BSPRT’s common stock, equal to the quotient (rounded to the nearest one ten-thousandth) (the “Exchange Ratio”) determined by dividing (i) Capstead’s adjusted book value per share by (ii) BSPRT’s adjusted book value per share (the “Per Share Stock Consideration”), and (B) a cash amount equal to the product of (rounding to the nearest cent) (x) Capstead’s adjusted book value per share multiplied by 15.75%, multiplied by (y) 22.5%, without any interest thereon (the “Per Share Cash Consideration” and together with the Per Share Stock Consideration, the “Per Common Share BSPRT Consideration”); and

•

From BSPRT’s external manager, Benefit Street Partners L.L.C. (the “Parent Manager”), a cash amount equal to the product of (rounding to the nearest cent) (A) Capstead’s adjusted book value per share multiplied by 15.75%, multiplied by (B) 77.5%, without any interest thereon (the “Parent Manager Cash Consideration” and together with the Per Common Share BSPRT Consideration, the “Merger Consideration”).

3. On September 7, 2021, Capstead filed a Schedule 14A Definitive Proxy Statement (the “Proxy Statement”) with the SEC. The Proxy Statement, which recommends that Capstead stockholders vote in favor of the Proposed Transaction, omits or misrepresents material information concerning, among other things, the Company’s financial projections and the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by the Company’s financial advisor, Credit Suisse Securities (USA) LLC (“Credit Suisse”). The failure to adequately disclose such material information constitutes a violation of Sections 14(a) and 20(a) of the Exchange Act as Capstead stockholders need such information in order to make a fully informed decision whether to vote in favor of the Proposed Transaction.

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4. In short, unless remedied, Capstead’s public stockholders will be forced to make a voting decision on the Proposed Transaction without full disclosure of all material information concerning the Proposed Transaction being provided to them. Plaintiff seeks to enjoin the stockholder vote on the Proposed Transaction unless and until such Exchange Act violations are cured.

JURISDICTION AND VENUE

5. This Court has jurisdiction over the claims asserted herein for violations of Sections 14(a) and 20(a) of the Exchange Act and SEC Rule 14a-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).

6. This Court has jurisdiction over the defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper in this District pursuant to 28 U.S.C. § 1391 because defendants are found or are inhabitants or transact business in this District. Moreover, Capstead’s common stock trades on the New York Stock Exchange, which is headquartered in this District, rendering venue in this District appropriate.

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THE PARTIES

8. Plaintiff is, and has been at all times relevant hereto, a continuous stockholder of Capstead.

9. Defendant Capstead is a Maryland corporation, with its principal executive offices located at 8401 North Central Expressway, Suite 800, Dallas, Texas 75225. Capstead is a real estate investment trust (“REIT”) that earns income from investing in a leveraged portfolio of residential adjustable-rate mortgage pass-through securities. Capstead’s shares trade on the New York Stock Exchange under the ticker symbol “CMO.”

10. Defendant Pat Augustine (“Augustine”) has been a director of the Company since August 2020.

11. Defendant Jack Biegler (“Biegler”) has been a director of the Company since June 2005.

12. Defendant Michelle P. Goolsby (“Goolsby”) has been a director of the Company since June 2012.

13. Defendant Gary Keiser (“Keiser”) has been a director of the Company since January 2004.

14. Defendant Christopher W. Mahowald (“Mahowald”) is Chairman of the Board and has been a director of the Company since June 2005.

15. Defendant Michael G. O’Neil (“O’Neil”) has been a director of the Company since April 2000.

16. Defendant Phillip A. Reinsch (“Reinsch”) has been President, Chief Executive Officer (“CEO”), and a director of the Company since July 2016. Defendant Reinsch also previously served as the Company’s Chief Financial Officer and Secretary from 2003 through October 2017.

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17. Defendant Mark Whiting (“Whiting”) has been a director of the Company since April 2000.

18. Defendants identified in paragraphs 10-17 are referred to herein as the “Board” or the “Individual Defendants.”

OTHER RELEVANT ENTITIES

19. BSPRT is a Maryland corporation with its principal executive offices located at 9 West 57th Street, Suite 4920, New York, New York 10019. BSPRT is a publicly-registered, private real estate investment trust that originates, acquires and manages a diversified portfolio of commercial real estate debt secured by properties located in the United States. As of June 30, 2021, BSPRT had over $3 billion of assets. BSPRT is externally managed by Benefit Street Partners L.L.C.

20. Merger Sub is a Maryland limited liability company and a wholly owned subsidiary of BSPRT.

SUBSTANTIVE ALLEGATIONS

Background of the Company

21. Incorporated in 1985, Capstead operates as a self-managed REIT for federal income tax purposes. Capstead’s investment strategy involves managing and earning a financing spread on a leveraged portfolio of residential mortgage pass-through securities currently consisting primarily of adjustable-rate mortgage (“ARM”) securities issued and guaranteed by government-sponsored enterprises, either Fannie Mae or Freddie Mac, or by an agency of the federal government, Ginnie Mae. Together, these securities are referred to as “Agency Securities,” and are considered to have limited, if any, credit risk. This strategy differentiates Capstead from its peers because ARM loans underlying its investment portfolio can reset to more current interest rates within a relatively short period of time. This positions the Company to benefit from a potential recovery in financing spreads that typically contract during periods of rising interest rates and can result in smaller fluctuations in portfolio values compared to portfolios containing a significant amount of fixed-rate mortgage securities.

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22. On July 28, 2021, the Company announced its second quarter 2021 financial results. Capstead reported GAAP net income of $15.5 million or $0.11 per diluted common share for the quarter ended June 30, 2021.    The Company reported core earnings of $13.8 million or $0.09 per diluted common share for the quarter ended June 30, 2021. Reflecting on the results and looking to the future, defendant Reinsch stated:

Our second quarter results were impacted by continued high mortgage prepayment rates and lower investment in the portfolio since last fall due in large part to unacceptably low projected risk-adjusted returns on new investments. During the current quarter, we replaced second quarter portfolio runoff at projected returns in the upper single digits due in large part to increases in ARM production even as mortgage prepayments remained elevated.

Interest rate volatility became more pronounced in June and into July as the markets digested prospects for inflation and the potential for a sooner than anticipated reduction in Federal Reserve monetary accommodation. Shorter-term rates increased and longer-term rates declined, flattening the yield curve back to February 2021 levels. Mortgage interest rates available to homeowners retraced much of the increase seen through April. This has increased prospects for future mortgage prepayments and has hindered pricing for residential mortgage securities, a negative for book values of residential mortgage REITs in general, including Capstead.

23. On September 16, 2021, the Company announced that the Board had declared a third quarter 2021 common dividend of $0.0725 per common share, payable on October 15, 2021 to common stockholders of record as of September 30, 2021.

The Proposed Transaction

24. On July 26, 2021, Capstead and BSPRT issued a joint press release announcing the Proposed Transaction, which states, in relevant part:

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NEW YORK & DALLAS— Benefit Street Partners Realty Trust, Inc. (“BSPRT”), a publicly-registered, non-listed real estate investment trust (“REIT”), and Capstead Mortgage Corporation (NYSE: CMO) (“Capstead”), a REIT, today announced they have entered into a definitive merger agreement. Under the terms of the agreement, Capstead common stockholders will receive a cash payment equal to a 15.75% premium to Capstead’s diluted book value per share and shares of BSPRT common stock calculated on an adjusted “book-for-book” basis. The book values for Capstead and BSPRT used to calculate the cash consideration and exchange ratio will be set on a date prior to the closing of the transaction. Based on the June 30 adjusted book values per share,1 the implied cash payment would be $0.99 per share and the total value would be $7.30 per share, representing an implied 20% premium to the last reported sale price of Capstead common stock on the New York Stock Exchange (“NYSE”) on July 23, 2021.

The combined company, to be called “Franklin BSP Realty Trust” post-close, will transition the capital base of Capstead, a residential mortgage REIT, into commercial mortgage loans where BSPRT is focused. BSPRT’s external manager, Benefit Street Partners L.L.C. (“BSP”), a wholly-owned subsidiary of Franklin Resources, Inc. (“Franklin Templeton”), will manage the combined company following the completion of the transaction. Upon closing the transaction, which is expected in the fourth quarter of 2021, the combined company will become the fourth largest commercial mortgage REIT with nearly $2 billion of pro forma equity and its common stock will trade on the NYSE under the new ticker symbol FBRT.

Highlights of the Merger

•

Transaction provides Capstead common stockholders with a cash payment at closing equal to a 15.75% premium to diluted book value per share and an ongoing ownership interest in Franklin BSP Realty Trust with the potential for higher returns and dividend yields.

•	Franklin BSP Realty Trust will be the 4th largest commercial mortgage REIT with nearly $2 billion of pro forma equity.

•

Transition to BSPRT’s strategy of originating commercial mortgage loans, which has delivered returns on equity in excess of 10%, is expected to generate higher returns with less volatility and lower leverage than Capstead’s current strategy.

•

Franklin BSP Realty Trust will be externally managed by an experienced team of approximately 60 real estate credit investment professionals at BSP, led by Michael Comparato, BSP’s Head of Commercial Real Estate, and Franklin Templeton with significant investment and risk management expertise across the credit spectrum.

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•	Franklin BSP Realty Trust will be publicly traded on the NYSE under the ticker FBRT, providing existing BSPRT stockholders greater access to liquidity.

•	A $100 million common stock repurchase program will be available post-closing to support the combined company’s common stock trading level.

Richard J. Byrne, President and Chief Executive Officer of BSPRT, said, “With the combined capital of BSPRT and Capstead, we are well positioned to capture opportunities ahead of us and create superior value for our stockholders. We believe our differentiated investment strategy, marked by a focus on middle market commercial real estate mortgages, provides us a significant competitive advantage with a large-scale, diverse portfolio that has delivered strong growth and attractive returns over the long term. Coupled with BSP’s strong deal sourcing and underwriting capabilities supported by Franklin Templeton’s world class sponsorship, the new Franklin BSP Realty Trust will be poised to benefit from the large and compelling commercial real estate lending market opportunity resulting from a significant volume of upcoming commercial real estate debt maturities.”

Phillip A. Reinsch, Chief Executive Officer of Capstead, said, “This transaction provides Capstead common stockholders with an immediate and sizable cash premium and significant opportunity to participate in the upside of the combined company as it establishes itself as one of the larger publicly-traded commercial mortgage REITs. After conducting a thorough strategic review, our Board concluded redirecting Capstead’s capital into commercial real estate lending by combining with a highly respected originator that has a strong track record and best-in-class sponsorship is an exciting opportunity. Combining with BSPRT will allow Capstead’s stockholders to transition into an ownership position in a leading commercial mortgage REIT capable of generating 10%-plus returns on equity that we believe has significant long-term growth potential.”

The combined company will be externally managed by BSP, a leading credit-focused alternative asset manager with approximately $32 billion of assets under management as of June 30, 2021. BSP is a wholly-owned subsidiary of Franklin Templeton, one of the largest independent asset managers in the world with over $1.5 trillion of assets under management as of June 30, 2021.

External manager BSP will fund approximately $75 million of the cash merger consideration to be paid for each share of Capstead common stock. The remaining cash consideration will be funded by BSPRT, which will also issue shares of the combined company’s common stock for each share of Capstead common stock based on an adjusted book-for-book exchange. The merger will be a taxable transaction for U.S. federal income tax purposes.

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In addition to the above consideration, BSPRT will assume Capstead’s $100 million in unsecured borrowings maturing in 2035 and 2036 and $258 million of issued and outstanding 7.50% Series E cumulative redeemable preferred stock, which will be exchanged for new preferred shares of the combined company with the same terms.

BSPRT and BSP have committed to certain structural and market protections to support the combined company’s common stock performance following completion of the merger, including a 6-month lock-up for approximately 94% of the current shares of BSPRT common stock and a committed common stock repurchase plan of up to $100 million to support the combined company’s stock price beginning four weeks after closing, up to $35 million of which will be funded by BSP and Franklin Templeton.

The transaction has been unanimously approved by both companies’ Boards of Directors and is subject to customary closing conditions, including the approval of Capstead’s stockholders.

Credit Suisse is serving as financial advisor and Hunton Andrews Kurth LLP is serving as legal advisor to Capstead. Houlihan Lokey served as lead financial advisor, and Barclays served as financial advisor, to BSPRT. Hogan Lovells US LLP served as legal advisor to BSPRT.

Insiders’ Interests in the Proposed Transaction

25. Capstead insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders. The Board and the Company’s executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff and the public stockholders of Capstead.

26. Notably, certain Company insiders have secured positions for themselves with the combined company. For example, the Merger Agreement provides that defendants Augustine, Keiser, and Goolsby will be appointed to the BSPRT board of directors and will be entitled to compensation pursuant to BSPRT’s independent director compensation program.

27. Moreover, Company insiders stand to reap substantial financial benefits for securing the deal with BSPRT. The Merger Agreement provides that all outstanding awards of Capstead Restricted Stock, as well as Capstead Performance Units, will vest and convert into the right to receive the Merger Consideration. The following table sets forth the value of Capstead Restricted Stock and Capstead Performance Units that Company insiders will receive upon closing of the Proposed Transaction:

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	Capstead Restricted Stock (#)	Value ($)(1)	Capstead Performance Units (target) (#)	Value ($)(1)
Directors
Pat Augustine	—	—	—	—
Jack Biegler	—	—	—	—
Michelle P. Goolsby	—	—	—	—
Gary Keiser	—	—	—	—
Christopher W. Mahowald	—	—	—	—
Michael G. O’Neil	—	—	—	—
Mark S. Whiting	—	—	—	—
Executive Officers
Phillip A. Reinsch	211,359	$1,547,218.27	211,359	$1,547,218.27
Lance J. Phillips	107,232	$775,331.76	107,232	$775,331.76
Robert R. Spears, Jr.	202,905	$1,485,332.36	202,905	$1,485,332.36
Roy S. Kim	144,305	$1,055,750.79	144,305	$1,055,750.79

28. Further, if they are terminated in connection with the Proposed Transaction, Capstead insiders stand to receive substantial cash severance payments in the form of golden parachute compensation, as set forth in the following table:

Name	Cash ($)(1)	Equity ($)(2)	Pension/NQDC ($)(3)	Benefits ($)(4)	Total ($)
Phillip A. Reinsch	$3,693,541.67	$3,094,436.54	$—	$29,038.54	$6,817,016.75
Lance J. Phillips	$1,756,800.00	$1,550,663.52	$14,014.80	$43,557.80	$3,365,036.12
Robert R. Spears, Jr.	$3,555,000.00	$2,970,664.72	$—	$43,557.80	$6,569,222.52
Roy S. Kim	$2,541,666.67	$2,111,501.58	$—	$43,557.80	$4,696,726.05

The Proxy Statement Contains Material Misstatements and Omissions

29. The defendants filed a materially incomplete and misleading Proxy Statement with the SEC and disseminated it to Capstead’s stockholders. The Proxy Statement misrepresents or omits material information that is necessary for the Company’s stockholders to make an informed decision whether to vote their shares in favor of the Proposed Transaction.

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30. Specifically, as set forth below, the Proxy Statement fails to provide Company stockholders with material information or provides them with materially misleading information concerning, the Company’s financial projections and the data and inputs underlying the financial analyses performed by the Company’s financial advisor Credit Suisse. Accordingly, Capstead stockholders are being asked to vote in favor of the Proposed Transaction without all material information at their disposal.

Material Omissions Concerning the Company’s Financial Projections and Credit Suisse’s Financial Analyses

31. The Proxy Statement fails to disclose material information concerning the Company’s financial projections.

32. For example, the Proxy Statement fails to disclose all line items underlying the forecasts, including core earnings.

33. The Proxy Statement also fails to disclose material information concerning Credit Suisse’s financial analyses.

34. The Proxy Statement describes Credit Suisse’s fairness opinion and the various valuation analyses performed in support of its opinion. However, the description of Credit Suisse’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, Capstead’s public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Credit Suisse’s fairness opinion in determining whether to vote in favor of the Proposed Transaction.

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35. With respect to Credit Suisse’s Selected Public Companies Analysis of BSPRT, the Proxy Statement fails to disclose BSPRT’s tangible book value per share.

36. With respect to Credit Suisse’s Selected Precedent Transactions Analysis, the Proxy Statement fails to disclose: (i) the total transaction value for each transaction; and (ii) the closing date for each transaction observed.

37. With respect to Credit Suisse’s Dividend Discount Analysis of Capstead, the Proxy Statement fails to disclose: (i) the distributed cash flows the Company was forecasted to generate during the third and fourth quarters of fiscal year ending December 31, 2021, through the full fiscal year ending December 31, 2023, and all underlying line items; (ii) quantification of the terminal values for Capstead; and (iii) quantification of the inputs and assumptions underlying the range of discount rates utilized in the analysis.

38. With respect to Credit Suisse’s Dividend Discount Analysis of BSPRT, the Proxy Statement fails to disclose: (i) the distributed cash flows BSPRT was forecasted to generate during the third and fourth quarters of fiscal year ending December 31, 2021, through the full fiscal year ending December 31, 2023, and all underlying line items; (ii) quantification of the terminal values for BSPRT; and (iii) quantification of the inputs and assumptions underlying the range of discount rates utilized in the analysis.

39. With respect to Credit Suisse’s Analyst Price Targets Analysis, the Proxy Statement fails to disclose: (i) the individual price targets observed by Credit Suisse in its analysis; and (ii) the sources thereof.

40. The omission of this information renders the statements in the “Capstead Projections” and “Opinion of Capstead’s Financial Advisor, Credit Suisse Securities (USA) LLC” sections of the Proxy Statement false and/or materially misleading in contravention of the Exchange Act.

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41. The Individual Defendants were aware of their duty to disclose the above-referenced omitted information and acted negligently (if not deliberately) in failing to include this information in the Proxy Statement. Absent disclosure of the foregoing material information prior to the stockholder vote on the Proposed Transaction, Plaintiff and the other stockholders of Capstead will be unable to make a sufficiently informed voting decision in connection with the Proposed Transaction and are thus threatened with irreparable harm warranting the injunctive relief sought herein.

CLAIMS FOR RELIEF

COUNT I

Claims Against All Defendants for Violations of Section 14(a) of the

Exchange Act and Rule 14a-9 Promulgated Thereunder

42. Plaintiff repeats all previous allegations as if set forth in full.

43. During the relevant period, defendants disseminated the false and misleading Proxy Statement specified above, which failed to disclose material facts necessary to make the statements, in light of the circumstances under which they were made, not misleading in violation of Section 14(a) of the Exchange Act and SEC Rule 14a-9 promulgated thereunder.

44. By virtue of their positions within the Company, the defendants were aware of this information and of their duty to disclose this information in the Proxy Statement. The Proxy Statement was prepared, reviewed, and/or disseminated by the defendants. It misrepresented and/or omitted material facts, including material information about the Company’s financial projections and Credit Suisse’s financial analyses. The defendants were at least negligent in filing the Proxy Statement with these materially false and misleading statements.

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45. The omissions and false and misleading statements in the Proxy Statement are material in that a reasonable stockholder would consider them important in deciding how to vote on the Proposed Transaction.

46. By reason of the foregoing, the defendants have violated Section 14(a) of the Exchange Act and SEC Rule 14a-9(a) promulgated thereunder.

47. Because of the false and misleading statements in the Proxy Statement, Plaintiff is threatened with irreparable harm, rendering money damages inadequate. Therefore, injunctive relief is appropriate to ensure defendants’ misconduct is corrected.

COUNT II

Claims Against the Individual Defendants for Violations

of Section 20(a) of the Exchange Act

48. Plaintiff repeats all previous allegations as if set forth in full.

49. The Individual Defendants acted as controlling persons of Capstead within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Capstead, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Proxy Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

50. Each of the Individual Defendants was provided with or had unlimited access to copies of the Proxy Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

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51. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Proxy Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of the Proxy Statement.

52. In addition, as the Proxy Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The Proxy Statement purports to describe the various issues and information that they reviewed and considered—descriptions the Company directors had input into.

53. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

54. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and SEC Rule 14a-9, promulgated thereunder, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants’ conduct, Capstead stockholders will be irreparably harmed.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor on behalf of Capstead, and against defendants, as follows:

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A. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction and any vote on the Proposed Transaction, unless and until defendants disclose and disseminate the material information identified above to Capstead stockholders;

B. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff;

C. Declaring that defendants violated Sections 14(a) and/or 20(a) of the Exchange Act, as well as SEC Rule 14a-9 promulgated thereunder;

D. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and E. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated: October 1, 2021		WEISSLAW LLP

	By	/s/ Richard A. Acocelli
Richard A. Acocelli
305 Broadway, 7th Floor
New York, New York 10007
Tel: (212) 682-3025
Fax: (212) 682-3010
Email: racocelli@weisslawllp.com

Attorneys for Plaintiff